December 19, 2007

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management Mail Stop 0505

Re:	Morgan Stanley Global Long/Short Fund P (“Feeder Fund”)

File Numbers 811-22095 & 333-144614

Morgan Stanley Global Long/Short Fund A (“Master Fund”)

File Numbers 811-22094 & 333-144612

(each a “Fund,” and collectively, the “Funds”)

Dear Mr. Greene:

Thank you for your telephonic comments regarding Pre-Effective Amendment No. 1 to the registration statements on Form N-2 for the Funds filed with the Securities and Exchange Commission on September 28, 2007 (“Pre-Effective Amendment No. 1”). Below, we describe the changes made to the registration statements in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Pre-Effective Amendment No. 2 to the Funds’ registration statements on Form N-2, which will be filed via EDGAR on or about December     , 2007.

Prospectus

Comment 1.	Each Fund includes the word global in its name. Funds with terms such as “global,” “international,” or “world,” in their name suggest broad policies that reflect the intent to invest a substantial portion of their assets in a number of countries throughout the world. See Investment Company Act Release No. 24828 (January 17, 2001). Please revise the disclosure to specify that at least 40% of the Master Fund’s assets are expected to be invested outside the United States.

Response 1. The disclosure has been revised to further clarify that, while the Adviser has a limited ability to monitor the Investment Funds’ portfolios on an ongoing basis, the Adviser intends to invest the Master Fund’s assets in Investment Funds that the Adviser expects (based on the investment strategies of such Investment Funds at the time of the Master Fund’s investments therein) will result in at least 40% of the Master Fund’s assets being invested in foreign countries.

Comment 2.	Please supplementally confirm to the staff (a) which section of Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), the Funds will rely upon to engage in a continuous offering of their shares, and (b) that the Funds do not intend to create a secondary market for their shares.

Response 2. Each Fund will rely on Rule 415(a)(1)(ix) in conducting a continuous offering of its shares. We hereby confirm that the Funds will not create a secondary market for their shares.

Comment 3.	The expense table does not contain an interest expense line item. Confirm to the staff that there is no intent for either Fund to incur interest expense in the following year. Also, please delete the separate example showing the impact of the Fund’s direct fees and expenses.

Response 3. We hereby confirm that there is presently no intent to have either Fund incur interest expense in the following year. The separate example showing the impact of each Fund’s direct fees and expenses has been deleted.

Comment 4.	Disclosure sub-captioned “Types of Investments and Related Risks – Risks of Fund of Hedge Funds Structure – Investments in Non-Voting Stock; Inability to Vote” discusses the Fund’s holding of non-voting securities. In this connection, the prospectus discloses that the Master Fund in order to avoid the definition of “affiliate” in Section 2(a)(3), may waive voting rights to the extent it owns more than 5 percent of the outstanding voting securities of an Investment Fund. Section 2(a)(3) defines an affiliate to be any person “directly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities” of another company. (Emphasis added.) Even though a Fund may “waive” voting rights, or not have a power to vote, it continues to own, either directly or indirectly, the voting securities. Please delete the disclosure regarding waiver of voting rights to avoid the definition of “affiliate.”

Alternatively, please revise the disclosure to clarify that (a) any such voting waiver arrangements will be irrevocable and (b) the Master Fund will not receive any consideration in return for entering into a voting waiver arrangement. In addition, please confirm to us whether you currently contemplate entering into any transactions that would be prohibited under Section 17 of the Investment Company Act of 1940, as amended (the “1940 Act”) if not for such voting waiver arrangements, and please disclose any such currently contemplated transactions in the registration statement. Finally, please file a form of the voting waiver arrangement as an exhibit to the registration statement.

Response 4. Per our telephonic discussions with the Staff, we have not deleted the current disclosure regarding the potential waiver of voting rights. The current disclosure stipulates that such arrangements are irrevocable, and disclosure has also been added to clarify that the Master Fund will not receive any consideration in return for entering into a voting waiver arrangement. We hereby confirm that there are no transactions currently contemplated that would be prohibited under Section 17 of the 1940 Act if not for such voting waiver arrangements, so no additional disclosure on this point is presently required. Finally, a form of the voting waiver arrangement has been filed as an exhibit to the Master Fund’s registration statement.

Statement of Additional Information

Comment 5.	Fundamental restriction No. 1 sets forth the Fund’s policy on concentration. The Fund should add a policy to concentrate in hedge funds that follow a long/short equity investment style.

Response 5. A fundamental policy has been added accordingly.

Part C

Comment 6.	Please confirm that the powers of attorney for each Fund’s registration statement covers only the initial registration statement and all pre-effective amendments thereto, as contemplated by Rule 483(b) under the Securities Act.

Response 6. The powers of attorney previously filed as exhibits to the Funds’ registration statements do in fact cover only the Funds’ initial registration statements and all pre-effective amendments thereto.

In addition, we note that in Response 7 in our prior letter responding to the Staff’s comments on the Funds’ initial registration statement (the “Prior Response Letter”), which was filed together with Pre-Effective Amendment No. 1, we stated that the Master Fund will only invest in Investment Funds that are exempt from registration pursuant to Section 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”). Subsequent to the date of the Prior Response Letter, we have determined that the Master Fund may at times invest in certain Investment Funds that are exempt from registration pursuant to Section 3(c)(1) of the 1940 Act. The Master Fund will endeavor to limit its investments in any Section 3(c)(1) Investment Fund to less than 10% of any such Investment Fund’s outstanding voting securities (measured at the time of purchase), in order to avoid any look-through issue under Section 3(c)(1)(A) of the 1940 Act. Disclosure accordingly has been added to the Funds’ registration statements.

* * * * *

As you have requested and consistent with SEC Press Release 2004-89, the Funds hereby acknowledge that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Clifford Chance, Richard Horowitz at (212) 878-8110 or Jeremy Senderowicz at (212) 878-3412, or me at (610) 940-4639. Thank you.

Best regards,

/s/ John F. Cacchione
John F. Cacchione